

May 28, 2024

Scott J. Lauber
Chief Executive Officer
WISCONSIN PUBLIC SERVICE CORP
2830 South Ashland Avenue
P.O. Box 19001
Green Bay, WI 54307-9001

> **Re: WISCONSIN PUBLIC SERVICE CORP**
> **Registration Statement on Form S-3**
> **Filed May 21, 2024**
> **File No. 333-279582**

Dear Scott J. Lauber:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:     Eric A. Koontz